August 5, 2024

Via Edgar Transmission

Mr. Patrick Fullem/ Ms. Erin Purnell

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Kandal M Venture Ltd Draft Registration Statement on Form F-1 Submitted June 28, 2024 CIK No. 0002024656

Dear Mr. Fullem / Ms. Purnell:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated July 25, 2024 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Draft Registration Statement on Form F-1 (the “Form F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Draft Registration Statement on Form F-1 submitted June 28, 2024

Cover Page

1.	Please revise your cover page to discuss the dual class nature of your capital structure.

Response: We respectfully advise the Staff that we have updated the disclosure on the Cover Page to discuss the dual class nature of the capital structure.

Industry and Market Data, page v

2.	We note your disclosure that you obtained some of the market and industry data included in the registration statement from various third-party sources and that you have not independently verified the data. This statement appears to imply a disclaimer of responsibility for this information in the registration statement. Please either revise this section to remove such implication or specifically state that you are liable for all information in this registration statement.

Response: We respectfully advise the Staff that we have revised the disclosures on page v and page 41.

Prospectus Summary, page 1

3.	Please revise your summary to present an objective description of the challenges and/or weaknesses of your business and operations. For example, you highlight your growth strategies and competitive strengths without equally prominent disclosure regarding your weaknesses.

Response: We respectfully advise the Staff that we have revised the disclosures on pages 1, 66 and 67.

Risk Factors

Our operations may be affected by the congestion..., page 24

4.	We note your risk factor that your supply chain may be impacted by the congestion and delays across global shipping networks. Update your risks characterized as potential if recent supply chain disruptions have impacted your operations.

Response: We respectfully advise the Staff that we have revised the disclosures on page 24.

Capitalization, page 48

5.	We note that the amount reflected in the Capitalization table for Net banks and other borrowings is $3,182,940. However, we note that the amount of current and long-term borrowings reflected on the audited balance sheet and described in Note 14 is $7,184,114. Please explain to us why you have not included all long-term obligations as well as current maturities of long-term obligations in your Capitalization table, or revise accordingly.

Response: We respectfully advise the Staff that we have revised the disclosures on page 48.

Our Strategies, page 67

6.	We note your disclosure here that you plan to design and develop a website. We also note your disclosure on page 12 of your website address. Please reconcile.

Response: We respectfully advise the Staff that we have revised the disclosures on page 67.

7.	We note your disclosure that you plan to enhance and expand your production capacity and establish a new design and development center. Please revise to include specific, concrete information regarding these plans, including expected timing, capacity increases, and capital requirements.

Response: We respectfully advise the Staff that we have revised the disclosures on page 67.

Management, page 101

8.	Please revise to include when Ngee Woon Lim was appointed chief executive officer.

Response: We respectfully advise the Staff that we have revised the disclosures on page 103.

Foreign Private Issuer Exemption, page 106

9.	Please revise to state clearly and explicitly whether you will rely on the home country practices discussed in this section.

Response: We respectfully advise the Staff that we have revised the disclosures on pages 10, 37 and 108.

Compensation of Directors and Executive Officers, page 107

10.	Please provide the disclosure required by Item 4(a) of Form F-1 and Item 6.B.1 of Form 20-F.

Response: We respectfully advise the Staff that we have revised the disclosures on page 109.

Related Party Transactions, page 108

11.	We note that your disclosure in this section appears to be current through March 31, 2024. Please update this section to reflect the information for the period beginning since the beginning of your preceding three financial years up to the date of the document. Refer to Item 7.B of Form 20-F.

Response: We respectfully advise the Staff that we have revised the disclosures on page 110.

General

12.	We note your disclosure on page F-8 that the principal activities of Prospect Focus Limited are sale of handbags, small leather goods and accessories. Please revise your prospectus summary and business section to include the principal activities of Prospect Focus Limited. We also note your disclosure that Prospect Focus Limited is a trading company. Please revise your disclosure to clarify the meaning of trading company.

Response: We respectfully advise the Staff that we have revised the disclosures on pages F-8, 1, 50 and 51.

13.	Please provide us supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained or intend to retain copies of these communications. Please contact legal staff associated with the review of this filing to discuss how to submit the materials, if any, to us for review.

Response: We respectfully advise the Staff that there are no such communications.

* * *

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com

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